Exhibit 10.1

RPX CORPORATION
ONE MARKET PLAZA, STEUART TOWER, SUITE 800
SAN FRANCISCO, CA 94105

January 21, 2016
Trevor Campion

Dear Trevor:

As you are aware, RPX Corporation (the “Company”) is in the process of acquiring Inventus Solutions, Inc. (“Inventus”) pursuant to an Agreement and Plan of Merger (the “Merger Agreement”) between Inventus, the Company and certain other parties (the “Transaction”). The Company is pleased to offer you employment on the following terms, which offer and our agreement to its terms shall be effective upon, and subject to the occurrence of, the closing of the Transaction (the “Closing”):

1.Position. Your title will be Chief Executive Officer of the Company’s wholly-owned subsidiary Inventus, you will have such duties and responsibilities as are commensurate and consistent with such role as Chief Executive Officer, you will report to John Amster, President & Chief Executive Officer, and be part of the Company’s executive management team. This is a full-time, exempt position. Notwithstanding the foregoing, you may engage in charitable and educational activities, serve on corporate and non-profit boards, and manage your personal and family investments, in each case subject to the Company’s Code of Business Conduct and so long as such activities do not materially interfere with your obligations to the Company. Your primary place of business will be Chicago, Illinois.
2.    Cash Compensation. The Company will pay you a starting salary at the rate of $500,000 per year, payable in accordance with Inventus’s standard payroll schedule. Your base salary, bonus opportunity and equity compensation level will be reviewed on an annual basis by the Compensation Committee of the Company’s Board of Directors (the “Compensation Committee”) and may be increased (but not decreased) from time to time, in the discretion of the Compensation Committee. References herein to “base salary” shall mean the base salary as increased.
3.    Annual Bonus Opportunity. You will also be eligible to receive an annual cash bonus payment each calendar year. Your annual bonus target will be 100% of your base salary. Annual bonuses are discretionary, although the Compensation Committee will consider both achievements of the Company, the business unit, and individual performance in determining bonus amount, in a manner consistent with other senior executives of the Company. The bonus in respect of a particular year will be paid after the end of the year and after the Board of Directors approves our year-end financial statements when bonuses are paid to other senior executives of the Company. Except as provided below, no bonus payment will be paid unless you are an employee of the Company (or its subsidiaries) on the last day of the bonus year. Please note that your eligibility for an annual bonus does not constitute a contract of employment or alter the “at will” status of your employment.
4.    Additional Incentive Compensation. You will receive a cash payment in the amount of up to $1,500,000 if Inventus meets or exceeds certain performance targets for fiscal years 2016 and 2017 to be approved by the Compensation Committee based on recommendations from Mr. Amster in consultation with you. The additional incentive compensation will be paid at the same time annual bonuses are paid for 2017 provided you are an employee of the Company on the last day of 2017. In the event that the Company terminates your employment without Cause or if you incur a Resignation for Good Reason, or if you die or have a Disability, provided you have executed and you have not timely revoked a Release of Claims (as defined in Section 10(b)), the unpaid additional incentive compensation will be immediately vested and paid in full, in cash, within fifteen (15) days following such termination (or if later, within fifteen (15) days following the effective date of such Release of Claims but in no event later than March 15th of the year following such event).
5.    Equity Compensation. We will recommend to the Compensation Committee at the first meeting thereof following the Transaction that you receive, and you will receive, a grant of 350,000 restricted stock units (the “RSUs”). This grant is subject to approval by the Compensation Committee or Board and will vest 25% upon the first quarterly vesting date following the completion of your first year of employment, with the remaining 75% vesting in equal quarterly installments over the next three years of employment. For administrative reasons, vesting of the RSUs will occur only on the Company’s established quarterly vesting dates rather than on the anniversary of your vesting commencement date.
In addition, we will recommend to the Compensation Committee at the first meeting thereof following the Transaction that you receive, and you will receive, a grant of 100,000 restricted stock units (the “Additional RSUs”). This grant is subject to approval by the Compensation Committee or Board and will vest 33.3% upon the first quarterly vesting date following the completion of your second year of employment, with the remaining 66.7% vesting in equal quarterly installments over the next two years of employment. For administrative reasons, vesting of the RSUs will occur only on the Company’s established quarterly vesting dates rather than on the anniversary of your vesting commencement date.

The RSUs and Additional RSUs (and any equity compensation afforded hereafter) will have such terms as are consistent with other senior executives of the Company, including, as applicable, dividend equivalents and share withholding.

If before the one year anniversary of the date of Closing (a) the Company is subject to a Change in Control, (b) the Inventus business is sold or otherwise disposed (whether by merger or otherwise) or (c) you are subject to an Involuntary Termination and you have executed and you have not timely revoked a Release of Claims (as defined in Section 10(b)), then your vested percentage of your RSUs and Additional RSUs will be 40%. Without limiting the foregoing, if the Company is subject to a Change in Control or the Inventus business is sold or otherwise disposed (whether by merger or otherwise) before your employment terminates and you are subject to an Involuntary Termination in connection with or within twelve months after the Change in Control or sale or disposition of the Inventus business, then you will become vested in all of the then-unvested RSUs and Additional RSUs. Further, if you die or if the Company terminates your employment because of your Disability, in either case prior to the Cliff Vesting Date, then you will vest in the first 25% of the RSUs and Additional RSUs.

“Involuntary Termination” shall mean (i) a Separation as a result of the termination of your employment by the Company for reasons other than Cause or death or Disability; or (ii) your Resignation for Good Reason.
“Resignation for Good Reason” shall mean a Separation as a result of your voluntary resignation within 12 months after one of the following conditions has come into existence (or if later, your actual knowledge of such condition) without your consent: (i) (A) a reduction in your title or position; or (B) a material reduction in your authority or responsibility; (ii) a change in your reporting relationship such that you no longer directly report to the Company’s Chief Executive Officer; (iii) a reduction in your base salary; (iv) a requirement that you relocate your principal place of employment by more than 35 miles; (v) a material breach by the Company or its affiliates of any agreement with you to which it is a party or any obligation it has to you; (vi) the Company’s or its affiliates’ failure to pay amounts or provide benefits to you when due; (vii) a reduction in bonus opportunity or any material employee benefit in a manner inconsistent with other senior executives; or (viii) failure to approve the RSUs or the Additional RSUs. A Resignation for Good Reason will not be deemed to have occurred unless you give the Company written notice of the condition within ninety (90) days after the condition comes into existence (or if later, your actual knowledge of such condition) and the Company fails to remedy the condition within thirty (30) days after receiving your written notice.
“Cause” shall mean, so long as notice is given within ninety (90) days of the initial occurrence of the grounds purporting to constitute Cause (or if later, within ninety (90) days of the Company’s actual knowledge of such grounds) (i) your intentional and unauthorized use or disclosure of the Company’s confidential information or trade secrets, which use or disclosure causes material harm to the Company; (ii) your material breach of any agreement between you and the Company; (iii) your material failure to comply with the Company’s material written policies or rules that are applicable to you and that have been made available to you; (iv) your conviction of, or plea of “guilty” or “no contest” to, a felony under the laws of the United States or any State thereof; (v) your gross negligence or willful misconduct relating to the Company that causes harm to the Company; (vi) your continuing failure to substantially perform reasonably assigned duties after receiving written notification of such failure from the Board of Directors (provided that poor results shall not constitute grounds for Cause termination); or (vii) your failure to cooperate in good faith with a governmental or internal investigation of the Company or its directors, officers or employees, if the Company has reasonably requested your cooperation. To the extent you commit an act that would constitute Cause pursuant to (ii), (iii), (vi) or (vii), you will be given notice and an opportunity to cure within thirty (30) days of receiving notice and, if you reasonably cure such act as determined by the Audit Committee of the Company’s Board of Directors, it will not constitute Cause. “Change in Control” shall have the meaning assigned to such term in Section 14.6 of the Company’s 2011 Equity Incentive Plan.
“Disability” shall mean your inability to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that results in death or lasts for a continuous period of not less than six months.
“Separation” means a “separation from service,” as defined in the regulations under Section 409A of the Internal Revenue Code of 1986, as amended.
Both the RSUs and the Additional RSUs will be subject to the terms and conditions applicable to awards granted under the Company’s 2011 Equity Incentive Plan, as described in that Plan and the applicable award agreements.
6.    Employee Benefits. As a senior executive employee of Inventus, and a senior executive of the Company, you will be eligible to participate in a number of Company-sponsored benefits in a manner consistent with eligibility afforded other senior executives of Inventus. In addition, you will be entitled to paid time off in accordance with the Inventus PTO policy, as in effect from time to time.
7.    Proprietary Information and Inventions Agreement. Like all Company employees, you will be required, as a condition of your employment with the Company, to sign the Company’s standard Proprietary Information and Inventions Agreement, a copy of which is attached hereto as Exhibit A.
8.    Noncompetition Agreement. You will be required, as a condition of your employment with the Company, to sign a Noncompetition Agreement, a copy of which is attached hereto as Exhibit B.
9.    Employment Relationship. Your employment with the Company will be “at will,” meaning that either you or the Company may terminate your employment at any time and for any reason, with or without Cause. Any contrary representations that may have been made to you are superseded by this letter agreement. This is the full and complete agreement between you and the Company on this term. The “at will” nature of your employment may only be changed in an express written agreement signed by you and a duly authorized officer of the Company (other than you). Except as permitted above, while you render services to the Company, you will not engage in any other employment, consulting, or other business activity (whether full‑time or part-time) that would create a conflict of interest with the Company. By signing this letter of agreement, you confirm to the Company that you have no contractual commitments or other legal obligations that would prohibit you from performing your duties for the Company.

10.    Severance.
(a)    Regardless of whether you enter into a binding release of claims in favor of the Company (as described below), upon any termination of employment with the Company, for any or no reason, the Company will pay you: (i) any earned but unpaid base salary and bonus (including, without limitation, any earned additional incentive compensation) pursuant to the terms of any arrangement governing same; (ii) any unreimbursed expenses you incurred on or prior to the termination date that are consistent with the Company’s policies in effect at the time; (iii) accrued but unused vacation and paid time off; and (iv) accrued and vested benefits under the terms of the plan, program or agreement governing such benefits. Any such payments will be paid to you at the time or times set forth in the applicable Company plan, program, agreement or policy or if none, within fifteen (15) days following termination.
(b)    In the event the Company terminates your employment without Cause or if you incur a Resignation for Good Reason (as such terms are defined in Section 5 above) then, in addition to the effects of such termination on the additional incentive compensation and equity awards as set forth in this letter agreement, provided you have executed and you have not timely revoked, a binding mutually acceptable release of claims that you may have against the Company (with customary carve outs, inter alia, for your vested equity rights, rights to indemnification and exculpation, coverage under any applicable directors and officers insurance, vested benefits and rights to enforce post-termination obligations, and without obligations of you greater than those set forth herein or in the Proprietary Information and Inventions Agreement or Noncompetition Agreement to which you are a party)(a “Release of Claims”), the Company will provide to you within sixty (60) days following the date your employment terminates: (i) an amount equal to twelve (12) months of your then-current base salary; and (ii) an amount which after the payment of any taxes thereon is equal to the full monthly COBRA premium to continue your health (medical, dental, and vision) insurance under the Company’s, Inventus’s or their successor’s health plans for twelve (12) months, whether or not elected.
(c)    The payments described in subsection (b) are collectively referred to herein as the “Severance Payments” and shall be paid in installments in accordance with Inventus’s normal payroll policies and procedures and subject to required withholding of such amounts, if any, relating to tax and other payroll deductions. Notwithstanding the foregoing, if the date of your termination of employment occurs on or after November 1 of any calendar year, then you will commence receiving the Severance Payments in the calendar year following the calendar year in which your termination of employment occurs only to the extent it is reasonably determined to avoid a violation of Section 409A of the Internal Revenue Code of 1986, as amended. Additionally, within thirty (30) days following termination of employment under Section 10(b) or in the event of your death or Disability, the Company will determine the extent to which you attained the performance goals applicable to you under the Company’s bonus plan in effect for the applicable calendar year in which termination occurred and will pay you a prorated bonus for the partial year in which such termination occurs, in a lump sum no later than March 15th following the year of termination. The amount of any Severance Payments due hereunder will not be reduced by any compensation you earn from a subsequent employer and will not otherwise be subject to offset or any obligation to mitigate.
(a)    Amounts calculated under this Section 10 will be calculated without giving effect to any reduction by the Company of base salary that constitutes “Good Reason”.
11.    Tax Matters.
(a)    Withholding. All forms of compensation referred to in this letter agreement are subject to reduction to reflect applicable withholding and payroll taxes and other deductions required by law.
(b)    Tax Advice. You are encouraged to obtain your own tax advice regarding your compensation from the Company. You agree that the Company does not have a duty to design its compensation policies in a manner that minimizes your tax liabilities, and you will not make any claim against the Company or its Board of Directors related to tax liabilities arising from your compensation absent their gross negligence, misconduct or bad faith.
12.    Interpretation, Amendment and Enforcement. This letter agreement and Exhibits constitute the complete agreement between you and the Company, contain all of the terms of your employment with the Company and supersede any prior agreements, representations or understandings (whether written, oral or implied) between you and the Company. This letter agreement may not be amended or modified, except by an express written agreement signed by both you and a duly authorized officer of the Company. The terms of this letter agreement and the resolution of any disputes as to the meaning, effect, performance or validity of this letter agreement or arising out of, related to, or in any way connected with, this letter agreement, your employment with the Company or any other relationship between you and the Company (the “Disputes”) will be governed by Illinois law, excluding laws relating to conflicts or choice of law. You and the Company submit to the exclusive personal jurisdiction of the federal and state courts located in Chicago, Illinois, in connection with any Dispute or any claim related to any Dispute. This letter agreement shall be binding upon and inure to the benefit of you and your successors and the Company’s successors and assigns, provided that neither you nor the Company may assign or pledge this agreement or any rights arising under it, except that the Company may assign this agreement to an unrelated third-party purchaser of all or substantially all of the Company’s assets or to an affiliate (so long as, in connection with an assignment to an affiliate, the Company remains secondarily liable for the obligations hereunder). All determinations required or necessary to be made hereunder or with respect to compensation described herein will be made in good faith in a manner reasonably consistent with those made for other senior executives of the Company (although such requirement will not obligate the Company to afford you additional compensation or vesting and payment terms that are afforded to other senior executives and that are not provided for in this letter agreement).

13.    Section 409A. It is intended that the payments and benefits under this letter agreement be exempt from, or comply with, Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) and accordingly, to the maximum extent permitted, this letter agreement shall be interpreted and administered to be in accordance with this intent. Each payment under this letter shall be construed as a separate identified payment for purposes of Section 409A of the Code, and any payments described in this letter that are due within the “short term deferral period” as defined in Section 409A of the Code shall not be treated as deferred compensation unless applicable law requires otherwise. Notwithstanding anything contained herein to the contrary, to the extent required in order to avoid accelerated taxation and/or tax penalties under Section 409A of the Code, (i) you will not be considered to have terminated employment for purposes of this letter and no payments will be due to you under this letter that are payable upon your termination of employment until you would be considered to have incurred a “separation from service” within the meaning of Section 409A of the Code and (ii) amounts that would otherwise be payable and benefits that would otherwise be provided pursuant to this letter during the six-month period immediately following your separation from service will instead be paid on the first business day after the date that is six months following your separation from service (or, if earlier, your death).
14.    Indemnification Agreement. You will be offered the opportunity to enter into the Company’s standard indemnification agreement for officers.
* * * * *
As required by law, your employment with the Company is contingent upon your providing legal proof of your identity and authorization to work in the United States.
You may indicate your agreement with these terms and accept this offer by signing and dating both the enclosed duplicate original of this letter agreement and the enclosed Proprietary Information and Inventions Agreement and returning them to me.

This offer shall remain in effect through 5:00 pm on January 22, 2016 after which time it shall become void. In addition, as noted above, this offer will be effective upon and subject to the occurrence of the Closing. In the event the Closing does not occur, this offer and all terms hereunder will be null and void and without legal effect.
Very truly yours,
RPX CORPORATION
By: John A. Amster
Title: President & Chief Executive Officer

I have read and accept this employment offer:

    Signature of Employee

Dated:

Attachments
Exhibit A: Proprietary Information and Inventions Agreement
Exhibit B: Noncompetition Agreement